ProShare Advisors LLC

7501 Wisconsin Avenue

Suite 1000, East Tower

Bethesda, MD 20814-6527

Phone: 240.497.6400

Fax: 240.497.6530

www.proshares.com

September 16, 2016

VIA EDGAR CORRESPONDENCE

John M. Ganley, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

We are writing to respond to the comments that you communicated to us by telephone on June 20, 2016, relating to Post-Effective Amendment No. 171 under the Securities Act of 1933 and No. 180 under the Investment Company Act of 1940 (“1940 Act”) (the “Post-Effective Amendment”) to the Registration Statement on Form N-1A of ProShares Trust (the “Registrant”), which was filed on May 3, 2016. The Post-Effective Amendment was filed to add ProShares Crude Oil Strategy ETF (now named ProShares K-1 Free Crude Oil Strategy ETF) (the “Fund”), a new series of the Registrant, to the Registration Statement.

For ease of reference, the comments have been restated in italics before our response. Capitalized terms not otherwise defined have the same meanings as those in the Post-Effective Amendment.

1.	Comment: Please explain the theory behind stating in the Fund’s Investment Objective that the Fund provides long-term capital appreciation.

Response: The Fund’s investment objective has been revised and now reads as follows: “ProShares K-1 Free Crude Oil Strategy ETF (the “Fund”) seeks to provide total return through actively managed exposure to the West Texas Intermediate crude oil futures markets.” The Fund’s investment objective is further clarified in the Principal Investment Strategies section: “The Fund’s strategy seeks to outperform certain index based strategies by actively managing the rolling of WTI crude oil futures contracts.”

2.	Comment: Please include a completed fee table with each Fund’s next filing.

Response: The Registrant will include a completed fee table in its next filing.

3.	Comment: Please clarify the meaning of “first, second and third month” when referring to futures contracts in the Principal Investment Strategies section.

Response: The referenced disclosure has been revised and now reads as follows: “The Fund generally selects between WTI crude oil futures contracts with the three nearest expiration dates (known as the front, second and third month contracts) based on ProShare Advisors LLC’s (“ProShare Advisors”) analysis of the liquidity and cost of establishing and maintaining such positions.”

4.	Comment: Please disclose that the Fund intends to comply with the provisions of the 1940 Act governing investment policies (section 8) and capital structure and leverage (section 18) on an aggregate basis with the Subsidiary.

Response: The Registrant notes that “stand-alone funds” are not required to make references in their respective prospectuses to these specific 1940 Act sections or otherwise disclose how they intend to comply with such sections. The Registrant further notes that it does not believe most investors are familiar with the cited provisions of the 1940 Act and that, therefore, the requested disclosure would require additional explanation of such sections and terms. The Registrant therefore believes that most investors will not find this information particularly helpful and respectfully declines to include the requested disclosure in the Fund’s Prospectus.

The Registrant does, however, represent to the Staff that the Fund intends to comply with the provisions of the 1940 Act governing investment policies (section 8) and capital structure and leverage (section 18) on an aggregate basis with the Subsidiary.

5.	Comment: Please disclose that each investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (section 15) as an investment adviser to the Fund under section 2(a)(20). The investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Post-Effective Amendment. If the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with section 15(c) of the 1940 Act, the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

Response: Section 15(c) of the 1940 Act does not require the Fund’s Board of Trustees to approve the investment advisory agreement between the Advisor and the Subsidiary. Although the Fund’s Board of Trustees considered and discussed the relationship and investment advisory agreement between the Advisor and the Subsidiary when it considered and discussed the approval of the Fund’s investment advisory agreement, the Trustees have not approved the Subsidiary’s investment advisory agreement. The Registrant believes in this instance, where the Adviser to the Fund and the Subsidiary are the same and the Board is aware of the arrangements between the Advisor and the Subsidiary, the Fund’s Board of Trustees does not need to approve the investment advisory agreement between the Advisor and the Subsidiary.

6.	Comment: Please disclose that the Subsidiary complies with provisions relating to affiliated transactions and custody (section 17 of the 1940 Act). Please identify the custodian of the Subsidiary.

Response: For the reasons stated above in the Registrant’s response to Comment 4, the Registrant respectfully declines to include the requested disclosure in the Fund’s

Prospectus. The Registrant does, however, represent to the Staff that the Subsidiary intends to comply with provisions relating to affiliated transactions and custody (section 17 of the 1940 Act). The Subsidiary’s custodian has been identified in the Statement of Additional Information.

7.	Comment: Please disclose: (1) whether the Fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the Subsidiary is qualifying income, and (2) if the Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

Response: The Subsidiary intends to distribute to the Fund all of its income on a timely basis. As a result, the Fund currently does not intend to seek a private letter ruling or an opinion of counsel.

8.	Comment: Please disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of the Fund should reflect aggregate operations of the Fund and the Subsidiary.

Response: The principal investment strategies and principal risk disclosures of the Fund currently reflect the aggregate operations of the Fund and the Subsidiary. The prospectus for the Fund currently states that “Except as otherwise noted, references to the Fund’s investment strategies and risks include the investment strategies and risks of the Subsidiary”.

9.	Comment: Please confirm in correspondence with the Staff that the financial statements of the Subsidiary will be consolidated with those of the Fund.

Response: The Registrant confirms that the financial statements of the Subsidiary will be consolidated with those of the Fund.

10.	Comment: Please confirm in correspondence with the Staff that: (1) the Subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s prospectus Fee Table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (3) the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with section 31 of the 1940 Act and the rules thereunder.

Response: The Registrant confirms each of the above representations.

11.	Comment: Please confirm that the daily holdings of the Cayman Subsidiary will be disclosed.

Response: Registrant hereby confirms that the daily holdings of the Subsidiary will be consolidated into the Fund’s portfolio holdings and disclosed on the Fund’s website and in other public documents.

12.	Comment: Please confirm that the Fund will segregate on its books and records the notional amount of deliverable commodity contracts.

Response: Registrant confirms that it will segregate full notional amount for any deliverable commodity contract where it is required to deliver full notional amount upon settlement.

13.	Comment: Please expand the disclosure of “Commodity Market Risk” and include disclosure of “Risks Specific to the Crude Oil Markets” in the Summary Prospectus.

Response: The following disclosure has been added to the Principal Risks section of the Summary Prospectus.

Commodity Market Risk – The value of Commodity Futures typically is based in great part upon the price movements of a physical commodity and the market’s expectations for such moves in the future. The prices of Commodity Futures may fluctuate quickly and dramatically and may not correlate to price movements in other asset classes. Global events such as government interventions, treaties and trading, inter- or intra-state conflict, weather or other natural disasters, changes in supply or production, changes in activity of crude oil commodity producing companies, countries and/or organizations, and changes in speculators’ and/or investor’s demand can cause extreme levels of volatility. Furthermore, since commodities are generally denominated in USD, a strengthening US dollar can also cause significant declines in commodity prices. An active trading market may not exist for certain commodities. Each of these factors and events could have a significant negative impact on the Fund.

Risks Specific to the Crude Oil Markets – Several factors may affect the price of crude oil and, in turn, the WTI crude oil futures contracts and other assets, if any, owned by the Fund. These factors include, but are not limited to, significant increases or decreases in the available supply or demand of crude oil, storage costs, technological factors related to new or improved extraction, refining and processing equipment and/or methods, a significant change in the attitude of speculators and investors towards crude oil, large purchases or sales of crude oil by governments or large institutions, other political factors such as new regulations or political discord in oil producing countries, as well as a significant increase or decrease in crude oil hedging activity by crude oil producers.

14.	Comment: Please consider revising the Concentration Policy in the SAI to exclude references to index investing, and note that the Fund will concentrate its investments in oil investments.

Response: The language in the policy has been updated to carve out actively managed funds. The Fund intends to concentrate its investments (i.e, invest more than 25% of its assets) in the crude oil industry.

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We hope that these responses and revised disclosures adequately address your comments. If you or any other SEC staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6581 or Robert J. Borzone, Jr. at (240) 497-6578. Thank you for your time and attention to this filing.

Very truly yours,

/s/ Cheryl Ardin

ProShare Advisors LLC

Associate Counsel